OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 13)*

The Chalone Wine Group, Ltd.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

157639105

(Cusip Number)

Phyllis S. Hojel
c/o HM International, LLC
5810 East Skelly Drive, Suite 1000
Tulsa, Oklahoma 74135-6403
(918) 664-1914

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 30, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 157639105			Page 2 of 8

1.	Name of Reporting Person: GHA 1 Holdings, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,562,608

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 2,562,608

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,562,608

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 19.0%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 157639105			Page 3 of 8

1.	Name of Reporting Person: SFI Intermediate Ltd.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,496,113

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 2,496,113

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,496,113

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 18.5%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 157639105			Page 4 of 8

1.	Name of Reporting Person: Phyllis S. Hojel		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,562,608

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 2,562,608

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,562,608

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 19.0%

14.	Type of Reporting Person (See Instructions): IN

CUSIP NO 157639105	SCHEDULE 13D	Page 5 of 8

INTRODUCTION

     This Amendment No. 13 amends and supplements the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on February 13, 1997 by GHA 1 Holdings, Inc., a Delaware corporation (“GHA”), SFI Intermediate Ltd., a Texas limited partnership (“SFI”), and Phyllis S. Hojel, as previously amended (the “Statement”), with respect to the common stock, no par value, of The Chalone Wine Group, Ltd., a California corporation. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Statement. From and after the date hereof, all references in the Statement to such statement or terms of similar import shall be deemed to refer to the Statement as amended and supplemented hereby.

Item 1.	Security and Company.

This statement relates to the Common Stock, no par value (“Common Stock”), of The Chalone Wine Group, Ltd., a California corporation (the “Company”). The address of the principal executive office of the Company is 621 Airpark Road, Napa, California 94585-6272.

Item 2.	Identity and Background.

Response unchanged.

Item 3.	Source and Amount of Funds or Other Consideration.

Response unchanged.

Item 4.	Purpose of Transaction.

Item 4 of this Statement is hereby supplemented as follows:

     Subsequent to the filing of Amendment No. 12 to the Statement, SFI, with the consent of the Special Committee of the Board of Directors of Chalone (the “Special Committee”), engaged in certain discussions with DBR regarding the DBR Proposal and possible modifications thereof. Following discussions among DBR, the Special Committee and SFI, DBR agreed to increase the per share consideration that it was willing to offer for the shares of Common Stock held by persons other than DBR to $11.75. On October 30, 2004, DBR, Triple Wines, Inc. (“Merger Sub”) and the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) that provides for the merger (the “Merger”) of Merger Sub with and into Chalone and the payment by DBR of merger consideration in the amount of $11.75 per share.

     In light of the increase in the merger consideration to be paid by DBR in the Merger, SFI and the other reporting persons have advised DBR that they intend to vote the shares of Common Stock beneficially owned by them in favor of the approval of the Merger Agreement, unless (i) the Board of Directors of the Company withdraws its recommendation

CUSIP NO 157639105	SCHEDULE 13D	Page 6 of 8

of the Merger Agreement or the transactions contemplated thereby, (ii) the Merger Agreement is terminated for any reason (including, as a result of the receipt by the Company of a superior proposal in accordance with procedures specified in the Merger Agreement) or (iii) the Merger Agreement is amended to reduce the price per share of Common Stock payable to the shareholders of the Company or to make any other change in a material financial term of the Merger Agreement which is adverse to SFI or GHA. Neither SFI nor GHA has, however, entered into a voting agreement with, or granted or agreed to grant any proxy to, DBR in connection with the Merger. In addition, SFI and GHA have entered into a letter agreement with DBR pursuant to which each of SFI and GHA has agreed, among other things, not to sell, transfer or otherwise dispose of its shares of Common Stock (or a controlling interest in SFI), other than (a) as a result of the consummation of the transactions contemplated by the Merger Agreement or (b) to certain equity owners of SFI or GHA as of the date hereof or their affiliates. For a more detailed description of this letter agreement, please see Item 6 below.

     The Company, acting with the approval of the Special Committee, has expressly agreed to waive any requirements of the Confidentiality Agreement which would otherwise prohibit SFI or GHA from taking any of the actions described in the immediately preceding paragraph.

     The foregoing disclosure is provided in order to update the information contained in the Statement, as filed by SFI and GHA prior to the date hereof. By making this disclosure, neither SFI nor GHA is making any recommendation to any shareholder of the Company regarding the approval or disapproval of the Merger Agreement and neither is soliciting any vote or proxy with respect thereto or any related matter.

Item 5.	Interest in Securities of the Company.

Response unchanged.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.
Item 6 of this Statement is hereby supplemented as follows:

     On October 30, 2004, SFI and GHA entered into a letter agreement with DBR pursuant to which each of SFI and GHA agreed not to sell, transfer or otherwise dispose of its shares of Common Stock (or a controlling interest in SFI), other than (i) as a result of the consummation of the transactions contemplated by the Merger Agreement or (ii) to certain equity owners of SFI or GHA as of the date hereof or their affiliates. By its terms, this letter agreement will terminate upon the earliest of (a) the termination of the Merger Agreement for any reason, (b) an amendment to the Merger Agreement which provides for a reduction in the price per share of Common Stock payable to the shareholders of the Company other than DBR or any other change in a material financial term of the Merger Agreement which is adverse to SFI or GHA and (c) March 31, 2005. A copy of this letter agreement is attached hereto as Exhibit 5.

CUSIP NO 157639105	SCHEDULE 13D	Page 7 of 8

Item 7. Material to Be Filed as Exhibits.

     Exhibit 5 — Letter agreement, dated October 30, 2004, by and among SFI, GHA and DBR.

CUSIP NO 157639105	SCHEDULE 13D	Page 8 of 8

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: October 30, 2004

GHA 1 HOLDINGS, INC.
By:	/s/ Phyllis S. Hojel
	Name:	Phyllis S. Hojel
	Title:	President and Secretary

SFI INTERMEDIATE LTD.
By:	GHA 1 HOLDINGS, INC.
General Partner

By:	/s/ Phyllis S. Hojel
	Name:	Phyllis S. Hojel
	Title:	President and Secretary

/s/ Phyllis S. Hojel
Name:	Phyllis S. Hojel